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January 28, 2013

Via EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	The Advisory Board Company

Form 10-K for the fiscal year ended March 31, 2012, and

Form 10-Q for the quarterly period ended September 30, 2012

File No. 000-33283

Ladies and Gentlemen:

The Advisory Board Company (the “Company”) refers to the staff’s letter dated January 25, 2013 regarding the staff’s review of the above-referenced filings. The Company hereby advises the staff that it will submit the requested response on or before February 15, 2013.

If the staff wishes to discuss the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael T. Kirshbaum
Michael T. Kirshbaum,
Chief Financial Officer

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